FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Nevsun Resources Ltd.
760 - 669 Howe Street
Vancouver, BC
V6C 0B4

Item 2             Date of Material Change

April 22, 2016

Item 3             News Release

A news release with respect to the material change referred to in this report was disseminated through the facilities of CNW on April 24, 2016 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4             Summary of Material Change

On April 24, 2016, Nevsun Resources Ltd. (the “Company”) and Reservoir Minerals Inc. (“Reservoir”) jointly announced that they had entered into a definitive agreement to combine their respective companies (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement, the Company has agreed to acquire all of the outstanding common shares and restricted share units of Reservoir on the basis of two (2) common shares and C$0.001 in cash for each Reservoir common share pursuant to a plan of arrangement under the Business Corporation Act (British Columbia) for a total value of approximately    US$365     million     (the     “Arrangement”).     Upon     completion     of the Arrangement, current Company shareholders will own approximately 67% of the combined company and current Reservoir shareholders will own the remaining 33%.

The Company and Reservoir have also entered into a funding transaction comprised of a private placement for 19.99% of Reservoir’s outstanding common shares as well as a loan transaction. The Company subscribed for 12,174,928 common shares of Reservoir at a price of C$9.40 per common share, for a total subscription price of C$114,444,323 (US$90,296,571) and has agreed to provide an unsecured cash loan of US$44,703,429 to Reservoir.

Item 5             Full Description of Material Change

5.1              Full Description of Material Change

On April 24, 2016, the Company and Reservoir jointly announced that they had entered into a definitive agreement to combine their respective companies. Under the terms of the Arrangement Agreement, the Company has agreed to acquire all of the outstanding common shares and restricted share units of Reservoir on the basis of two (2) common shares  and  C$0.001  in  cash  for  each  Reservoir  common  share  pursuant  to  a  plan  of arrangement under the Business Corporation Act (British Columbia) for a total value of approximately US$365 million. Upon completion of the Arrangement, current Company shareholders will own approximately 67% of the combined company and current Reservoir shareholders will own the remaining 33%.

The Company and Reservoir have also entered into a funding transaction comprised of a private placement for 19.99% of Reservoir’s outstanding common shares as well as a loan transaction (the “Combined Funding Transaction”). Under the terms of the Combined Funding Transaction, the Company subscribed for 12,174,928 common shares of Reservoir at a price of C$9.40 per common share, for a total subscription price of C$114,444,323 (US$90,296,571) and has agreed to provide an unsecured cash loan of US$44,703,429 to Reservoir. Following completion of the Combined Funding Transaction, the Company will own 19.99% of Reservoir’s outstanding common shares. The Combined Funding Transaction provides US$135,000,000 in financing to enable Global Reservoir Mineral (BVI) Inc. (“Global”), a wholly-owned subsidiary of Reservoir to exercise its right of first offer (the “ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. in the Timok Copper Project. Upon completion of the Arrangement, Global will become a wholly-owned subsidiary of the combined company.

The directors and management of both the Company and Reservoir have entered  into voting and support agreements pursuant to which they have committed to vote their respective common shares in favour of the Arrangement. The implementation of the Arrangement is subject to certain customary closing conditions, including the approval of two-thirds of the votes cast by Reservoir’s common shareholders and option holders at a special meeting, approval by a majority of votes cast by Company shareholders at a special meeting, approval of the TSX Venture Exchange, the Toronto Stock Exchange and the New York Stock Exchange and court approval. Completion of the Arrangement is also conditional on the successful exercise by Global of the ROFO.

Following closing of the Arrangement, the Company’s board will include two directors of Reservoir. The Arrangement is expect to close late in the second quarter of 2016.

5.2              Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Scott A. Trebilcock

Chief Development Officer

1-604 623‐4700

Item 9             Date of Report

May 2, 2016